                         EXHIBIT 1
Contacts
Dafna Gruber, CFO    Carmen Deville
+972 3 645 6252                   +760-517-3188
+760-517-3187
dafna.gruber@alvarion.com    carmen.deville@alvarion.com

FOR IMMEDIATE RELEASE

NTT WEST-OKINAWA SELECTS ALVARION’S BREEZEACCESS® VL

Japanese Incumbent Beginning Broadband
Deployment in Rural and Island Areas of Okinawa
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TEL AVIV, Israel, August 24, 2006--Alvarion Ltd. (NASDAQ:ALVR), the world’s leading provider of wireless broadband solutions and specialized mobile networks, today announced that NTT West-Okinawa Corporation, a subsidiary of NTT West, has signed a supply agreement for its BreezeACCESS VL system. The Japanese incumbent is beginning a broadband deployment to serve the rural and island areas of Okinawa where wired infrastructure is too difficult and costly to deploy.

“We selected Alvarion's BreezeACCESS VL after an extensive trial period,” said Kenichi Honda, president of NTT West-Okinawa. "Given our island topography, we need a robust system that is easy to deploy and offers high quality services in non line-of-sight conditions. We are impressed with both the VL’s overall performance and cost effectiveness, and the result is we now see a way to close the digital divide in our region."

BreezeACCESS VL’s enhanced features such as OFDM non-line-of-sight (NLOS), extended reach of more than 30 kilometers (19 miles), high capacity, encryption and quality of service (QoS) mechanisms enable carriers, mobile operators, ISPs, enterprises and others can use the VL to provide triple play services to business and residential subscribers in the 5 GHz bands. With its advanced features such as 20 MHz channel spacing and automatic clear channel selection (ACCS) and its built-in spectrum analyzer to monitor the noise on each channel, BreezeACCESS VL enables greater flexibility in frequency planning.

“We are very excited to strengthen our relationship with NTT West-Okinawa, one of the world’s largest incumbent carriers, as they deploy broadband services throughout Okinawa," said Tzvika Friedman, president and CEO of Alvarion. “Our BreezeACCESS VL provides broadband with quality of service to thousands of users over large coverage areas and is an excellent choice for island terrain. This deployment is a direct result of our flexibility and investments in optimizing the VL for the local Japanese market."

With a per chassis maximum capacity on the base station of over 300 Mbps in a single 3U shelf, carriers offers subscribers up to 32 Mbps (net FTP). The

 BreezeACCESS VL is supported by AlvariSTAR™, a carrier-class network management system that simplifies network deployment and enables rapid expansion of a service provider’s customer base with effective fault management for quick resolution.

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About NTT West-Okinawa Corporation
NTT West-Okinawa Corporation is part of NTT West Group Companies, which is part of NTT Group the incumbent operator in Japan. NTT West provides Regional Telecommunication Services in the west area of Japan. Such Telecommunication services include: Telephone services, Integrated Digital services, Leased Line service and so on.
For more information visit NTT West website: : www.ntt-west.co.jp/index_e2.html

About Alvarion

With more than 2 million units deployed in 150 countries, Alvarion is the world’s leading provider of innovative wireless network solutions enabling personal broadband services to improve lifestyles and productivity with portable and mobile data, VoIP, video and other applications. Providing systems to carriers, ISPs and private network operators, the company also supplies solutions to extend coverage of GSM and CDMA mobile networks to developing countries and other hard to serve areas.

Leading the WiMAX revolution, Alvarion has the most extensive deployments and proven product portfolio in the industry covering the full range of frequency bands with both fixed and mobile solutions. Alvarion’s products enable the delivery of business and residential broadband access, corporate VPNs, toll quality telephony, mobile base station feeding, hotspot coverage extension, community interconnection, public safety communications, and mobile voice and data. Alvarion works with several global OEM providers and more than 200 local partners to support its diverse global customer base in solving their last-mile challenges.

As a wireless broadband pioneer, Alvarion has been driving and delivering innovations for more than 10 years from core technology developments to creating and promoting industry standards. Leveraging its key roles in the IEEE and HiperMAN standards committees and experience in deploying OFDM-based systems, the Company's prominent work in the WiMAX Forum™ is focused on increasing the widespread adoption of standards-based products in the wireless broadband market and leading the entire industry to mobile WiMAX solutions. For more information, visit Alvarion’s World Wide Web site at www.alvarion.com

This press release contains forward -looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on the current expectations or beliefs of Alvarion’s management and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward -looking statements. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to further identify, develop and achieve success for new products, services and technologies; increased competition and its effect on pricing, spending, third-party relationships and revenues; as well as the in ability to establish and maintain relationships with commerce, advertising, marketing, and technology providers and other risks detailed from time to time in filings with the Securities and Exchange Commission.

Information set forth in this press release pertaining to third parties has not been independently verified by Alvarion and is based solely on publicly available information or on information provided to Alvarion by such third parties for inclusion in this press release. The web sites appearing in this press release are not and will not be included or incorporated by reference in any filing made by Alvarion with the Securities and Exchange Commission, which this press release will be a part of.

You may request Alvarion's future press releases or a complete Investor Kit by contacting Carmen Deville, Investor Relations: carmen.deville@alvarion.com or +1.650.314.2653.